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                                  UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NATURAL RESOURCE PARTNERS L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   63900P 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Thomas R. Denison, First Reserve Corporation, One Lafayette Place, Greenwich,
                        Connecticut 06830 (203) 625-2520
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 22, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         First Reserve GP IX, Inc.    IRS No.   91-209254 2
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         CO
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         First Reserve GP IX, L.P.    IRS No.   91-208465 3
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         PN
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         First Reserve Fund IX, L.P.    IRS No.   91-208465 2
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         PN
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         FRC-NRP, Inc.                                IRS No.   77-0616402
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920 (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         CO
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         FRC-NRP A.V. Holdings, L.P.                  IRS No.   77-0616401
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO, AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         PN
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         FRC-WPP NRP Investment L.P.                     IRS No.   77-0616411
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO,AF,BK
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         PN
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP NO.         63900P 10 3

--------------------------------------------------------------------------------
1.       Name Of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         FRC-WPP GP LLC                               IRS No.   77-0616407
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If a Member of a Group (See Instructions)

         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                           7.       Sole Voting Power

Number of
Shares Bene-             -------------------------------------------------------
ficially by                8.       Shared Voting Power
Owned by Each
Reporting                           4,796,920(1)
Person With              -------------------------------------------------------
                           9.       Sole Dispositive Power


                         -------------------------------------------------------
                          10.       Shared Dispositive Power

                                    4,796,920(1)
--------------------------------------------------------------------------------
11.      Amount Beneficially Owned by Each Reporting Person


         4,796,920(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)


         29.7%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)


         CO
--------------------------------------------------------------------------------

(1) Consists of 4,796,920 Common Units into which the 4,796,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common units representing limited partner interests of Natural Resource Partners L.P., a Delaware limited partnership (the "Issuer"), into which subordinated units representing limited partner interests of the Issuer are convertible. The Issuer has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.


ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed jointly by FRC-WPP NRP Investment L.P. (the "Unit Holder"), FRC-WPP GP LLC (the "Investment GP"), FRC-NRP A.V. Holdings, L.P. ("A.V."), FRC-NRP, Inc. ("Blocker"), First Reserve Fund IX, L.P. ("Fund IX"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve GP IX, Inc. ("First Reserve" and collectively, the "Reporting Persons") to report the acquisition of 4,796,920 common units representing limited partner interests of the Issuer (the "Common Units") issuable upon the conversion of the 4,796,920 subordinated units representing limited partner interests of the Issuer owned by the Unit Holder (the "Subordinated Units"). The Investment GP is the general partner of the Unit Holder. A.V. holds a majority of the limited partnership interests and member interests of the Unit Holder and the Investment GP, respectively. Blocker and GP IX are the general partners of A.V., and Fund IX is the sole stockholder of Blocker. GP IX is the general partner of Fund IX, and First Reserve is the general partner of GP IX. The Reporting Persons, by and through the holdings of the Unit Holder, directly own more than 5% of the issuable and outstanding Common Units.

         The Unit Holder is a Delaware limited partnership formed for the purpose of making investments in the Issuer. The Investment GP is a Delaware limited liability company, the sole purpose of which is to act as the general partner of the Unit Holder. A.V. is a Delaware limited partnership, and the Blocker is a Delaware corporation, both of which were formed as intermediary holding companies for the sole purpose of the investment in the Issuer. Fund IX is a Delaware limited partnership with a limited term of existence, the principal purpose of which is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. GP IX is a Delaware limited partnership, the purpose of which is to act as the general partner of Fund IX and related investment partnerships. First Reserve is a Delaware corporation and is the general partner of GP IX. The principal business of First Reserve is to be the indirect general partner of Fund IX.

         The principal business and office address of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830.

         Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this
Schedule 13D by reference.

         During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Purchase and Sale Agreement described in Item 6 of this Statement was entered into by the Unit Holder, Ark Land Company ("Seller"), a Delaware corporation, and Arch Coal, Inc., a Delaware corporation, on December 22, 2003 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Unit Holder purchased from the Seller the Subordinated Units, which are convertible into the Common Units in the manner described in the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P. dated October 17, 2002, filed as Exhibit 3.2 to the report on Form 10-K filed with the SEC by the Issuer on March 31, 2003 (File No. 001-31465), as amended by Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated December 8, 2003, filed as Exhibit 4.2 to the Registration Statement on Form S-3 filed with the SEC by the Issuer on December 23, 2003 (File No. 333-111532), both of which exhibits are incorporated herein by reference.

         The purchase price paid by the Unit Holder to Seller under the Purchase Agreement for the acquisition of the Subordinated Units (and the resulting acquisition of beneficial ownership of the Common Units) was $111,000,000. The sources of funds for this acquisition were (i) $25,000,000 borrowed by the Unit Holder from Southwest Bank of Texas, N.A., pursuant to a Term Loan Agreement dated December 22, 2003; and (ii) funds contributed to the Unit Holder by A.V. and its other limited partners in exchange for limited partner interests in the Unit Holder. The source of funds for the money contributed to the Unit Holder by A.V. is money contributed to the A.V. by the limited and general partners of Fund IX for the purpose of the investment by the Unit Holder in the Subordinated Units. Except in relation to its partnership interest in Fund IX, no funds were acquired directly by GP IX, or First Reserve, for their indirect acquisition of beneficial ownership of the Subordinated Units and the Common Units (collectively, the "Units").

ITEM 4. PURPOSE OF TRANSACTION

         The purchase of the Subordinated Units (and resulting acquisition of beneficial ownership of the Common Units) by the Unit Holder was undertaken for investment purposes. The Unit Holder also intends to participate in and influence the affairs of the Issuer through its rights to appoint directors to the board of directors of GP Natural Resource Partners LLC, which is the general partner of the general partner of the Issuer, and through the exercise of its voting rights with respect to the Units.

         The Unit Holder intends to review its investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Units, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         As of December 22, 2003, the Reporting Persons beneficially owned an aggregate of 4,796,920 Common Units, constituting approximately 29.7% of the 16,150,578 Common Units outstanding as of November 10, 2003.(3)

         (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Units (and an equivalent number of Subordinated Units convertible into such Common Units) in the numbers and percentages set forth in the table below:


                                             NUMBER OF COMMON UNITS
          REPORTING                            UNITS BENEFICIALLY             PERCENTAGE OF
            PARTY                                   OWNED                         CLASS
FRC-WPP NRP Investment L.P.                      4,796,920(2)                    29.7%(3)

FRC-WPP GP LLC(1)                                4,796,920(2)                    29.7%(3)

FRC-NRP A.V. Holdings, L.P.(1)                   4,796,920(2)                    29.7%(3)

FRC-NRP, Inc.(1)                                 4,796,920(2)                    29.7%(3)

First Reserve Fund IX, L.P.(1)                   4,796,920(2)                    29.7%(3)

First Reserve GP IX, L.P.(1)                     4,796,920(2)                    29.7%(3)

First Reserve GP IX, Inc.(1)                     4,796,920(2)                    29.7%(3)

         (1) Consists of 4,796,920 Common Units issuable upon conversion of the Subordinated Units directly held by FRC-WPP NRP Investment L.P. (the "Unit Holder"). FRC-WPP GP LLC (the "Investment GP") is the general partner of the Unit Holder. FRC-NRP A.V. Holdings, L.P. ("A.V.") holds a majority of the limited partnership interests and member interests of the Unit Holder and Investment GP, respectively. FRC-NRP, Inc. (the "Blocker") and First Reserve GP IX, L.P. ("GP IX") are the general partners of A.V., and First Reserve Fund IX, L.P. ("Fund IX") is the sole stockholder of Blocker. GP IX is the general partner of Fund IX, and First Reserve GP IX, Inc. is the general partner of GP IX.

         (2) Consists of 4,796,920 Common Units issuable upon conversion of the Subordinated Units directly held by the Unit Holder.

         (3) The percentage above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by using as the denominator 16,150,578 outstanding Common Units, which includes 11,353,658 Common Units currently outstanding (as indicated as outstanding as of November 10, 2003 in the Issuer's Form 10-Q filed on November 12, 2003) and 4,796,920 Common Units into which the Subordinated Units directly held by the Unit Holder are convertible, but does not include any common units into which the 6,556,738 outstanding subordinated units not beneficially owned by the Reporting Persons are convertible.

    (b) All of the Reporting Parties are controlled by First Reserve, and as a result of such control share the power to vote and dispose of the Units.

    (c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Units

    (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, FRC-WPP Investment L.P. and its general and limited partners (which directly or indirectly own a limited partner interest in FRC-WPP NRP Investment L.P.) and Southwest Bank of Texas, N.A., under certain conditions set forth in the Term Loan Agreement attached as an exhibit to this Schedule 13-D, has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Units owned by the Reporting Persons.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

JOINT FILING AGREEMENT

         A Joint Filing Agreement dated January 2, 2004, by and among the Unit Holder, the Investment GP, A.V., Blocker, Fund IX, GP IX, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as an exhibit to this Schedule 13D and is incorporated herein by reference.

PARTNERSHIP AGREEMENT OF NATURAL RESOURCE PARTNERS L.P.

         Certain transfer restrictions and voting rights of the Reporting Persons with respect to the Units are set forth in the First Amended and Restated Agreement of Limited Partnership of the Natural Resource Partners L.P., dated October 17, 2002, filed as Exhibit 3.2 to the report on Form 10-K filed with the SEC by the Issuer on March 31, 2003 (File No. 001-31465), as amended by Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated December 8, 2003, filed as
Exhibit 4.2 to the Registration Statement on Form S-3 filed with the SEC by the Issuer on December 23, 2003 (File No. 333-111532). Both of the exhibits referenced in the foregoing sentence are incorporated herein by reference, and the description set forth above is qualified in its entirety by reference thereto.

INVESTOR RIGHTS AGREEMENT

         On December 22, 2003, the Unit Holder, the Issuer, NRP (GP) LP, a Delaware limited partnership and general partner of the Issuer ("NRP (GP) LP"), and GP Natural Resource Partners LLC, a Delaware limited liability company and general partner of NRP (GP) LP, entered into an Investor Rights Agreement (the "Investor Rights Agreement").

         The Investor Rights Agreement provides that following the conversion of the Subordinated Units into Common Units, the Unit Holder is entitled, with respect to the Common Units, to three demand registration rights and unlimited "piggyback" registrations. The Investor Rights Agreement also provides the Unit Holder with the right to appoint two directors to the board of directors of GP Natural Resource Partners LLC, one of which must be an independent director.

         The Investor's Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

PURCHASE AND SALE AGREEMENT

         On December 22, 2003, the Unit Holder, Ark Land Company, a Delaware corporation, and Arch Coal, Inc., a Delaware corporation, entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement"), pursuant to which the Unit Holder purchased 4,796,920 Subordinated Units of the Issuer from Ark Land Company for a purchase price of $111,000,000. The Purchase and Sale Agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

AGREEMENT RE: SECTION 16 BLACK OUT PERIODS

         The Investment GP (on its own behalf and in its capacity as general partner of the Unit Holder), the limited partners of the Unit Holder, and the members of the Investment GP have an agreement with respect to acquisitions of equity securities of the Issuer during Section 16 Black Out Periods (the "Section 16 Agreement"). The Section 16 Agreement prohibits the Limited Partners, the Members, and any of their affiliates from purchasing or acquiring any "equity security" of NRP (as defined under Rule 16a-1(d) under the Securities Act) during any Section 16 Black Out Period unless such party delivers at least 10 business days' prior notice to the Investment GP or its board of managers, and the Investment GP or the board, as the case may be, determines in its reasonable discretion that such purchase or acquisition or acquisition would not result in any liability to the Unit Holder, the Limited Partners, the Investment GP or the Members in the event the Unit Holder sells any equity security of NRP during the Section 16 Black Out Period. The terms of the Section 16 Agreement are filed as an exhibit to this Schedule 13D and are incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement of Schedule 13D.

2. Investor Rights Agreement dated December 22, 2003, by and among FRC-WPP NRP Investment L.P., Natural Resource Partners L.P., NRP (GP) LP, and GP Natural Resource Partners LLC.

3. Purchase and Sale Agreement, dated December 22, 2003, by and among FRC-WPP NRP Investment L.P., Ark Land Company, and Arch Coal, Inc.

4. Section 16 Agreement, by and among FRC-WPP GP LLC, FRC-WPP Investment L.P., FRC-NRP A.V. Holdings, L.P., and Robertson Coal Management, LLC.

5. Term Loan Agreement dated December 22, 2003, by and among FRC-WPP NRP Investment L.P., Southwest Bank of Texas, N.A., and the lenders named therein.

6. First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated October 17, 2002, filed as Exhibit 3.2 to the report on Form 10-K filed with the SEC on March 31, 2003 (File No. 001-31465), as amended by Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated December 8, 2003, filed as Exhibit 4.2 to the Registration Statement on Form S-3 filed with the SEC on December 23, 2003 (File No. 333-111532), both of which exhibits are incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 2, 2003


FRC-WPP NRP INVESTMENT L.P.                                 FIRST RESERVE FUND IX, L.P.

    By:  FRC-WPP GP LLC, its general partner                    By:  First Reserve GP IX, L.P., its
                                                                managing general partner

         By:  /s/ Thomas R. Denison                                 By: First Reserve GP IX, Inc., its
              ----------------------                                general partner
         Name:
         Title:  Manager

                                                                        By: /s/ Thomas R. Denison
                                                                           -------------------------------
                                                                        Name:
                                                                        Title: Managing Director



FRC-WPP GP LLC                                              FIRST RESERVE GP IX, L.P.

                                                                By:  First Reserve GP IX, Inc., its
         By:  /s/ Thomas R. Denison                             general partner
              ----------------------
         Name:
         Title:  Manager

                                                                    By: /s/ Thomas R. Denison
                                                                        -----------------------------------
                                                                    Name:
                                                                    Title: Managing Director



FRC-NRP A.V. HOLDINGS, L.P.                                 FIRST RESERVE GP IX, INC.

    By:  First Reserve GP IX, L.P., its
    managing general partner                                By: /s/ Thomas R. Denison
                                                                ------------------------------------
                                                            Name:
         By:  First Reserve GP IX, Inc., its                Title: Managing Director
         general partner


              By: /s/ Thomas R. Denison
                  ----------------------
              Name:
              Title: Managing Director


FRC-NRP, INC.

By: /s/ Thomas R. Denison
   ----------------------
Name:
Title:

                                   SCHEDULE I

The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve GP IX, Inc. are set forth below. Each such person is a citizen of the United States and does not have any other principal occupation:


                                                                                                   Business
Name                                    Position with First Reserve GP IX, Inc.                     Address
----                                    ----------------------------------------                   --------
William E. Macaulay                     Chairman, CEO, Managing Director and Director                 (1)
John A. Hill                            Vice Chairman and Managing Director                           (1)
Ben A. Guill                            President, Managing Director and Director                     (2)
Thomas J. Sikorski                      Managing Director                                             (1)
Will Honeybourne                        Managing Director                                             (2)
Thomas R. Denison                       Managing Director, General Counsel and Secretary              (1)(3)
Jennifer G. Zarrilli                    Vice President, Treasurer and Chief Financial Officer         (1)
                                        and Director
Alex T. Krueger.......................  Vice President                                                (1)(3)


(1)  One Lafayette Place, Greenwich, CT 06830

(2)  600 Travis Street, Suite 6000, Houston, TX 77002

(3)  Manager of the FRC-WPP GP LLC (general partner of FRC-WPP NRP Investment
     L.P.)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT DESCRIPTION
-------        -------------------
   1.          Joint Filing Agreement of Schedule 13D.

   2.          Investor Rights Agreement dated December 22, 2003, by and among
               FRC-WPP NRP Investment L.P., Natural Resource Partners L.P.,
               NRP (GP) LP, and GP Natural Resource Partners LLC.

   3. Purchase and Sale Agreement, dated December 22, 2003, by and among FRC-WPP NRP Investment L.P., Ark Land Company, and Arch
               Coal, Inc.

   4.          Section 16 Agreement, by and among FRC-WPP GP LLC, FRC-WPP
               Investment L.P., FRC-NRP A.V. Holdings, L.P., and Robertson Coal
               Management, LLC.

   5.          Term Loan Agreement dated December 22, 2003, by and among FRC-WPP
               NRP Investment L.P., Southwest Bank of Texas, N.A., and the lenders named therein.

   6. First Amended and Restated Agreement of Limited Partnership of the Natural Resource Partners L.P., dated October 17, 2002, filed as Exhibit 3.2 to the report on Form 10-K filed with the SEC on March 31, 2003 (File No. 001-31465), as amended by Amendment No.
               1 to the First Amended and Restated Agreement of Limited
               Partnership of Natural Resource Partners L.P., dated December 8,
               2003, filed as Exhibit 4.2 to the Registration Statement on Form
               S-3 filed with the SEC on December 23, 2003 (File No.
               333-111532), both of which exhibits are incorporated herein by reference.